SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of Great Plains Energy Incorporated, et al. File No. 70-9861	CERTIFICATE OF NOTIFICATION

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001 (HCAR 27436), as superseded and replaced by the Commission's Order dated December 29, 2003 (HCAR 27784) in the above file (collectively, the "Order"). This Certificate reports activity for the calendar quarter ended September 30, 2004. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1. The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

N/A

2. The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

A.

During the quarter, 62,456 shares of Common Stock were issued or issuable under options granted under any Stock Plan or otherwiseand sold through the Great Plains Energy Dividend Reinvestment and Direct Stock Purchase Plan.

B.

During the quarter, 163,506 shares of Great Plains Energy Common Stock were purchased in the open market by, for or through the Great Plains Energy Long-Term Incentive Plan and Employee Savings Plus Plan.

3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

N/A

4. The amount and terms of any long-term debt, preferred stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

N/A

5. The amount and terms of any short-term debt issued by Great Plains Energy or Kansas City Power & Light Company during the quarter:

A.

Great Plains Energy's total outstanding borrowings during the third quarter of 2004 under its 364-day loan facility ranged from $0 - $17 million with a weighted average interest rate of 2.55%. The borrowings represented both Eurodollar Rate borrowings ranging from $0 - $17 million at a weighted average interest rate of 2.42% and Prime Rate borrowings ranging from $0 - $17 million at a weighted average interest rate of 4.25%. There were no outstanding borrowings under the facility at September 30, 2004.

B.	There were no outstanding borrowings under Great Plains Energy's 3-year facility during the third quarter of 2004.
C.	No short-term debt was issued by Kansas City Power & Light Company during the third quarter of 2004. Outstanding short-term borrowings at September 30, 2004, were $0.

6. The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:

Guarantor	Subsidiary	Amount	Start	End	Purpose
Great Plains Energy Incorporated (Note 1)	Strategic Energy, L.L.C.	(Note 1)	5/23/02	Undetermined	Credit Support
Great Plains Energy Incorporated (Note 2)	Strategic Energy, L.L.C.	$2,000,000	7/7/03	12/31/04	Credit Support
Great Plains Energy Incorporated (Note 3)	Strategic Energy, L.L.C.	$5,000,000	8/13/02	12/31/04	Credit Support
Great Plains Energy Incorporated (Note 4)	Strategic Energy, L.L.C.	$10,000,000	9/12/02	9/10/05	Credit Support
Great Plains Energy Incorporated (Note 5)	Strategic Energy, L.L.C.	$25,000,000	6/11/03	6/29/07	Credit Support
Great Plains Energy Incorporated (Note 6)	Strategic Energy, L.L.C.	(Note 6)	12/30/03	12/31/04	Credit Support
KLT Gas Inc., KLT Gas Operating Company and Forest City, LLC (Note 7)	Same as guarantor	(Note 7)	7/1/04	Undetermined	(Note 7)
KLT Inc. (Note 8)	KLT Gas Inc.	(Note 8)	7/1/04	Undetermined	Credit Support
KLT Inc. (Note 9)	KLT Gas Inc.	(Note 9)	7/1/04	Undetermined	Credit Support

Note 1: On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into an Agreement of Indemnity with the Federal Insurance Company. This agreement covered $92,101,655 in aggregate principal amount of surety bonds issued on behalf of Strategic Energy. In connection with the issuance of the agreement, KLT Inc. was released from its pre-existing indemnification obligations for these surety bonds; the effect of the transaction was to substitute Great Plains Energy for KLT Inc. as an indemnitor of the surety bonds. Also on that date, Strategic Energy and Great Plains Energy entered into a General

Agreement of Indemnity with the Federal Insurance Company, covering all bonds to be issued on behalf of Strategic Energy, L.L.C. for the benefit of counterparties from date of agreement into the future. This latter agreement is not limited by dollar amount. The aggregate change in surety bonds issued and outstanding for the third quarter under these agreements was a reduction of $3,200,000. The total amount issued and outstanding at September 30, 2004 was $29,273,656.

Note 2: On July 31, 2004, Great Plains Energy extended its direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $2,000,000.

Note 3: On August 13, 2004, Great Plains Energy extended its direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $5,000,000.

Note 4: On August 30, 2004, Great Plains Energy extended its direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $10,000,000.

Note 5: Great Plains Energy executed an amended and restated limited guaranty agreement, dated as of July 2, 2004, guaranteeing up to $25 million of Strategic Energy L.L.C.'s debts, liabilities and financial obligations under a revolving credit facility for up to $125 million with a group of banks.

Note 6: On August 6, 2004, Great Plains Energy amended its $12,000,000 letter of credit (originally issued for the amount of $15,750,000 on 12/30/2003 and reduced to $12,000,000 on 1/28/2004), in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., effecting a reduction in the amount to $5,000,000.

Note 7: KLT Gas Inc. and its subsidiaries KLT Gas Operating Company and Forest City, LLC, collectively sold certain gas properties pursuant to an agreement effective July 1, 2004. Under the agreement, these three companies have joint and several liability to the purchaser if and to the extent certain pre-effective date liabilities arise.

Note 8: Effective July 1, 2004, KLT Inc. extended its direct guaranty for the benefit of KLT Gas Inc. and in favor of a purchaser of certain assets from KLT Gas Inc., guaranteeing the indemnity obligations to the purchaser if and to the extent certain pre-effective date liabilities arise.

Note 9: Effective July 1, 2004, KLT Inc. extended its direct guaranty for the benefit of KLT Gas Inc. and in favor of a purchaser of certain assets from KLT Gas Inc., guaranteeing the indemnity obligations to the purchaser if and to the extent certain pre-effective date liabilities arise.

7. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

N/A

8. The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

N/A

9. The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

N/A

10. A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

          U-6B-2 filed by Strategic Energy, L.L.C., filed July 9, 2004.

          U-6B-2 filed by Kansas City Power & Light Company, filed August 26, 2004.

          U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, filed August 27, 2004.

          U-6B-2 filed by Kansas City Power & Light Company, filed September 2, 2004.

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

          The consolidated balance sheets of Great Plains Energy and Kansas City Power & Light Company are incorporated by reference to the combined quarterly report for the quarter ended September 30, 2004, on Form 10-Q dated November 5, 2004, in File No. 001-32206 and File No. 1-707 respectively. The balance sheets of KLT Inc., KLT Gas Inc., KLT Gas Operating Company and Forest City, LLC are being filed confidentially pursuant to Rule 104.

12. Aggregate amount invested in Great Plains Power Incorporated as of the end of the period.

          At September 30, 2004, Great Plains Energy had invested an aggregate $4,346,673 in Great Plains Power, excluding losses of $3,563,408.

13. Amount and principal terms of any securities issued by an ETC acquired, directly or indirectly, by GPE.

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds
KLT Inc.	demand open account	7/31/04	$979,790*	8.25%	N/A	KLT Telecom Inc.
		8/30/04	$544	8.25%	N/A
		8/31/04	$986,881*	8.25%	N/A
		9/30/04	$961,517*	8.25%	N/A

KLT Energy Services Inc.	demand open account	7/31/04	$249*	8.25%	N/A	KLT Telecom Inc.
		8/31/04	$250*	8.25%	N/A
		9/30/04	$2*	8.25%	N/A

* Represents monthly interest accrual.

14. Copies of the transmission and combustion turbine leases referred to in Section II.C of the Order dated December 29, 2003 (Release No. 35-27784; 70-9861).

          Lease Agreement dated October 1, 1984, between Kansas Gas and Electric Company and Kansas City Power & Light Company, with letter agreement dated April 9, 1991 between Kansas Gas and Electric Company and Kansas City Power & Light Company (Exhibit C-40 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

          Facilities Use Agreement by and between St. Joseph Light & Power Company and Kansas City Power & Light Company for Access by Kansas City Power & Light Company to the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-41 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

          Construction and Financing Agreement by and between Associated Electric Cooperative, Inc. and Kansas City Power & Light Company for the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-42 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

          Amended and Restated Lease dated as of October 12, 2001 between Kansas City Power & Light Company and Wells Fargo Bank Northwest, National Association (Exhibit 10.2.d to Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference).

S I G N A T U R E

          Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 23, 2004.

Great Plains Energy Incorporated
By:	/s/Lori A. Wright Lori A. Wright Controller